FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

THE ROYAL BANK OF SCOTLAND GROUP plc

APPENDIX 1 Reconciliations of pro forma to statutory income statements and balance sheets

INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2008

	Pro forma	RFS minority interest	RBS share of shared assets	Credit market write-downs and one-off items	Intangibles amortisation and integration costs	Write-down of goodwill and other intangible assets	Statutory
	£m	£m	£m	£m	£m	£m	£m

Net interest income	15,939	2,911	(175)	-	-	-	18,675

Non-interest income (excluding insurance net premium income)	5,227	1,299	(18)	(5,641)		-	867
Insurance net premium income	5,709	617	-	-	-	-	6,326

Non-interest income excluding credit market write-downs and one-off items	10,936	1,916	(18)	(5,641)	-	-	7,193
Credit market write-downs and one-off items	(5,641)	-	-	5,641	-	-	-

Non-interest income	5,295	1,916	(18)	-	-	-	7,193

Total income	21,234	4,827	(193)	-	-	-	25,868
Operating expenses	15,916	19,303	103	-	1,800	16,911	54,033

Profit/(loss) before other operating charges	5,318	(14,476)	(296)	-	(1,800)	(16,911)	(28,165)
Insurance net claims	3,917	513	-	-	-	-	4,430

Operating profit/(loss) before impairment losses	1,401	(14,989)	(296)	-	(1,800)	(16,911)	(32,595)
Impairment losses before reclassified asset impairment	6,962	640	4	466	-	-	8,072
Impairment losses on reclassified assets	466	-	-	(466)	-	-	-

Group operating loss	(6,027)	(15,629)	(300)	-	(1,800)	(16,911)	(40,667)
Amortisation of purchased intangible assets	443	-	-	-	(443)	-	-
Integration costs	1,050	-	-	-	(1,050)	-	-
Restructuring costs	307	-	-	-	(307)	-	-
Write-down of goodwill and other intangible assets	16,911	-	-	-	-	(16,911)	-
Share of shared assets	300	-	(300)	-	-	-	-

Loss before tax	(25,038)	(15,629)	-	-	-	-	(40,667)
Tax	(1,995)	(328)	-	-	-	-	(2,323)

Loss from continuing operations	(23,043)	(15,301)	-	-	-	-	(38,344)
Profit/(loss) from discontinued operations, net of tax	-	4,057	(86)	-	-	-	3,971

Loss for the period	(23,043)	(11,244)	(86)	-	-	-	(34,373)
Minority interests	412	(11,244)	-	-	-	-	(10,832)
Preference dividends	596	-	-	-	-	-	596

Loss attributable to ordinary shareholders	(24,051)	-	(86)	-	-	-	(24,137)

INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2007

	Pro forma	289 days RBS share of ABN AMRO	Funding adjustment	76 days RBS share of shared assets	76 days RFS minority interest	Credit market write-downs and one-off items	Intangibles amortisation and integration costs	Restated Statutory
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	12,382	(1,350)	477	15	545	-	-	12,069

Non-interest income (excluding insurance net premium income)	15,200	(1,866)	16	(54)	182	(1,268)	-	12,210
Insurance net premium income	5,982	-	-	-	105	-	-	6,087

Non-interest income excluding credit market write-downs and one-off items	21,182	(1,866)	16	(54)	287	(1,268)	-	18,297
Credit market write-downs and one-off items	(1,268)	-	-	-	-	1,268	-	-

Non-interest income	19,914	(1,866)	16	(54)	287	-	-	18,297

Total income	32,296	(3,216)	493	(39)	832	-	-	30,366
Operating expenses excluding one-off items	16,618	(3,376)	-	37	535	(242)	370	13,942
One-off items	(242)	-	-	-	-	242	-	-

Profit before other operating charges	15,920	160	493	(76)	297	-	(370)	16,424
Insurance net claims	4,528	-	-	-	96	-	-	4,624

Operating profit before impairment losses	11,392	160	493	(76)	201	-	(370)	11,800
Impairment losses	2,104	(171)	-	(3)	38	-	-	1,968

Group operating profit	9,288	331	493	(73)	163	-	(370)	9,832
Amortisation of purchased intangible assets	124	53	-	-	85	-	(262)	-
Integration costs	108	-	-	-	-	-	(108)	-
Share of shared assets	94	(21)	-	(73)	-	-	-	-

Profit before tax	8,962	299	493	-	78	-	-	9,832
Tax	1,709	193	148	-	(6)	-	-	2,044

Profit from continuing operations	7,253	106	345	-	84	-	-	7,788
Loss from discontinued operations, net of tax	-	-	-	-	76	-	-	76

Profit for the period	7,253	106	345	-	8	-	-	7,712
Minority interests	184	(26)	-	-	5	-	-	163
Preference dividends	246	-	-	-	-	-	-	246

Profit attributable to ordinary shareholders	6,823	132	345	-	3	-	-	7,303

BALANCE SHEET AS AT 31 DECEMBER 2008

	Pro forma	Transfers	Shared assets	Statutory
	£m	£m	£m	£m
Assets
Cash and balances at central banks	11,830	570	-	12,400
Loans and advances to banks	129,408	8,698	91	138,197
Net loans and advances to customers	691,876	143,433	100	835,409
Reverse repurchase agreements and stock borrowing	39,289	24	-	39,313
Loans and advances to customers	731,165	143,457	100	874,722
Debt securities	253,098	14,390	61	267,549
Equity shares	22,094	4,132	104	26,330
Settlement balances	17,812	20	-	17,832
Derivatives	991,493	1,064	2	992,559
Intangible assets	16,386	3,634	29	20,049
Property, plant and equipment	17,169	1,768	12	18,949
Prepayments, accrued income and other assets	20,715	2,829	858	24,402
Deferred taxation	5,409	1,296	377	7,082
Assets of disposal groups	67	1,101	413	1,581

	2,216,646	182,959	2,047	2,401,652
Share of shared assets	2,047	-	(2,047)	-

Total assets	2,218,693	182,959	-	2,401,652

Liabilities
Deposits by banks	261,934	(4,565)	675	258,044
Net customer accounts	460,318	121,051	-	581,369
Repurchase agreements and stock lending	58,143	-	-	58,143
Customer accounts	518,461	121,051	-	639,512
Debt securities in issue	269,188	30,831	270	300,289
Settlement balances and short positions	54,264	13	-	54,277
Derivatives	969,396	1,955	13	971,364
Accruals, deferred income and other liabilities	23,453	7,342	687	31,482
Retirement benefit liabilities	1,547	468	17	2,032
Deferred taxation	2,930	988	247	4,165
Insurance liabilities	7,480	2,496	-	9,976
Subordinated liabilities	43,678	5,476	-	49,154
Liabilities of disposal groups	-	721	138	859

	2,152,331	166,776	2,047	2,321,154
Share of shared assets	2,047	-	(2,047)	-

Total liabilities	2,154,378	166,776	-	2,321,154

Equity:
Minority interests	5,436	16,183	-	21,619
Owners' equity	58,879	-	-	58,879
Total equity	64,315	16,183	-	80,498

Total liabilities and equity	2,218,693	182,959	-	2,401,652

BALANCE SHEET AS AT 31 DECEMBER 2007

	Pro forma	Transfers	Shared assets	Statutory
	£m	£m	£m	£m
Assets
Cash and balances at central banks	14,240	3,626	-	17,866
Loans and advances to banks	211,000	2,599	5,861	219,460
Net loans and advances to customers	558,075	126,711	1,395	686,181
Reverse repurchase agreements and stock borrowing	142,116	241	-	142,357
Loans and advances to customers	700,191	126,952	1,395	828,538
Debt securities	240,801	35,957	17,898	294,656
Equity shares	46,704	5,532	790	53,026
Settlement balances	16,533	56	-	16,589
Derivatives	275,146	741	1,515	277,402
Intangible assets	27,610	22,198	108	49,916
Property, plant and equipment	16,913	1,826	6	18,745
Prepayments, accrued income and other assets	16,631	285	(1,254)	15,662
Deferred taxation	1,680	1,454	(15)	3,119
Assets of disposal groups	395	44,537	918	45,850

	1,567,844	245,763	27,222	1,840,829
Share of shared assets	27,222	-	(27,222)	-

Total assets	1,595,066	245,763	-	1,840,829

Liabilities
Deposits by banks	303,499	5,813	2,982	312,294
Net customer accounts	437,060	108,486	1,901	547,447
Repurchase agreements and stock lending	120,062	14,854	-	134,916
Customer accounts	557,122	123,340	1,901	682,363
Debt securities in issue	220,577	38,003	15,592	274,172
Settlement balances and short positions	89,829	739	453	91,021
Derivatives	270,814	369	869	272,052
Accruals, deferred income and other liabilities	27,873	5,330	1,005	34,208
Retirement benefit liabilities	265	82	113	460
Deferred taxation	3,728	1,471	201	5,400
Insurance liabilities	7,650	2,512	-	10,162
Subordinated liabilities	28,052	6,368	3,623	38,043
Liabilities of disposal groups	6	28,739	483	29,228

	1,509,415	212,766	27,222	1,749,403
Share of shared assets	27,222	-	(27,222)	-

Total liabilities	1,536,637	212,766	-	1,749,403

Equity:
Minority interests	5,391	32,997	-	38,388
Owners' equity	53,038	-	-	53,038
Total equity	58,429	32,997	-	91,426

Total liabilities and equity	1,595,066	245,763	-	1,840,829

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 February 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat